Via Facsimile and U.S. Mail
Mail Stop 6010

August 27, 2008

Mr. C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
113 King Street
Armonk, New York 10504

Re: MBIA Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended June 30, 2008
File No. 1-9583

Dear Mr. Chaplin:

In our June 27, 2008 letter we noted in comment three that we were continuing to evaluate your response and disclosures related to the fair value of your credit derivatives and we may have further comments. Pursuant to that evaluation we have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarter ended June 30, 2008

NOTE 6: Fair Value of Financial Instruments
Derivatives - Insurance, page 17

1. You disclose that effective January 1, 2008 you updated your methodology to include the impact of counterparty credit standings as well as your own in the determination of fair value on insured CDS contracts. Please revise your disclosure to clarify whether or not counterparty credit risk had been a factor in determining fair value prior the adoption of SFAS No. 157. If not, please tell us why you believe your previous accounting complied with GAAP.

Insured Derivative Valuations, page 17

2. We note that you value your insured CDS in a hypothetical market where the market participants include other monoline financial guarantee insurers that have similar credit ratings or spreads. In order to determine fair value of these CDS contracts your valuation model simulates what a bond insurer would charge to guarantee the contracts at the measurement date, as if the risk of loss of these contracts could be transferred to them. Our understanding is that the transaction price for the credit derivatives you write directly to your mortgage-backed security or bond issuer customers differs from the transaction price you would pay for the credit derivatives you purchase from reinsurers generally by the amount of a ceding commission. That is, a credit derivative written by yourself to a mortgage-backed security or bond issuer includes a specific contractual premium which you considered sufficient to reimburse you for the risk accepted, plus the costs of obtaining the business etc. We further understand that when a financial guarantor insurance company purchases "reinsurance" on a CDS from a reinsurance company (obtains reinsurance), generally there is a ceding commission (payment back to the ceding company) that is approximately 30% of the contractual premium on the ceded policy. Thus, on a cash flow basis, the insurance company purchasing the reinsurance on a CDS generally will only have to pay the reinsurer approximately 70% of the premium that would be charged by the direct writer of the underlying policy.

This difference, if it exists, may exist in part for the reason described in SFAS 157, paragraph 17d, namely that the market in which your written credit derivative transactions occur differs from the market in which you could transfer the liability as evidenced by the differences in counterparties and contractual terms that exist between your written and purchased credit derivatives. If the fair value of your written credit derivatives approximates the price that a financial guarantor would charge a mortgage-backed security or bond issuer but in fact the policy would be transferred in a market more akin to the reinsurance market involving other monolines at a 30% discount to that price, it appears that basing the fair value of the written policy on what another monoline might charge a mortgage-backed security or bond issuer, may not be reflective of the appropriate principal market for transferring the liability and hence may not be consistent with the exit price requirements included in the definition if fair value in SFAS 157, paragraph 5. Please advise why the company believes basing fair values of its CDS contracts on the price that another insurer would charge a mortgage-backed or bond issuer rather than the price that a reinsurer would charge another insurance company

in a market more akin to the reinsurance market is more reflective of the exit
market for the company's CDS contracts.

3. We note that you purchase CDS (or acquire reinsurance on CDS contract).
   Please advise the staff whether you included the ceding commission in the
   determination of the fair value of such contracts (a) before the adoption of
   SFAS 157, and (b) after the adoption of SFAS 157. Regarding your adoption
   of SFAS 157, please tell us whether you had an other than insignificant
   amount of servicing element associated with the ceding commission which
   was excluded from the fair value of the purchased CDS contract.

4. Please tell us, whether you had any material amounts of written or purchased
   CDS contracts measured at fair value under SFAS 133 using the transaction
   price in accordance with EITF Issue 02-3 and for which when adopting SFAS
   157 you then applied paragraph 37b of SFAS 157.

We note that you use vendor developed and proprietary models to calculate the fair value
of CDS. We believe that your disclosure of the contractual terms, methodology, inputs
and assumptions could be improved so that a reader of your financial statements can
better understand how you establish the fair value of CDS. We issue the following
comments to address these matters.

5. Where differences exist please disaggregate your discussion of contractual
   terms, methodology, inputs and assumptions by significant CDS collateral
   class (for example residential real estate, commercial real estate, investment
   grade bonds and non-investment grade bonds).

6. You disclose that your insured derivative instruments have deductibles or
   subordination levels and that the erosion of deal deductibles is a factor in
   determining your payment obligations in some contracts. Please explain what
   the deductibles represent.

7. You disclose that your insured CDS valuation model simulates what a bond
   insurer would charge to guarantee transactions at the measurement date. You
   also disclose that you apply a BET based model to the transaction structures to
   derive a probabilistic measure of expected loss for your exposure using
   market pricing on the underlying collateral within the transaction and that the
   mark-to-market gain or loss on a transaction is the difference between the
   original price of risk (the original market-implied expected loss) and the
   current price of the risk. Please disclose who the bond insurer would charge
   and clarify how the BET model output of a probabilistic measure of expected
   loss for your exposure translates into what a bond insurer would charge to
   guarantee the transactions.

8. Please disclose how the BET model calculates the probabilistic measure of expected loss for your exposure.

Assumptions, page 19

9. Please disclose how spreads are used to determine collateral default probabilities.

Inputs, page 20

10. Please disclose the percentage of the time that each of the four credit spread sources within your spread hierarchy as well the WARF are used to determine the credit spreads. For example, actual collateral specific credit spreads are used __% of the time.

11. Please disclose how the cash security spread differs from the CDS spread.

12. You disclose that WARF is used to determine the credit rating which is used to determine the spread. You also state that Moody's ratings are used for collateral when available to determine WARF. Theses statements seem to be contradictory, please clarify.

13. Please disclose how you internally derive the diversity score.

14. Please disclose how you adjust the recovery rates obtained from rating agency data to take account of the specific collateral.

15. Please disclose how the historical recovery rate is modified based on recent favorable or unfavorable experience. For example, please disclose if and how you modified the historical recovery rate of your residential real estate collateral given the recent market conditions.

16. On page 21, you disclose that the BET model uses inputs along with the transaction structure and subordination level to allocate value between the different tranches of the transaction. Please disclose how the transaction structure and subordination level factor into the allocation of values to the various tranches and affects the fair value calculation.

17. We note that you have approximately $837 million of derivative assets as of June 30, 2008 related to purchased CDS contracts. Please disclose the contract terms, methodology, input and assumptions that are used to determine the fair value of these CDS contracts.

Impact of Current Marker Conditions on Data Inputs for CMBS Transactions, page 21

> 18. Please disclose how your revised model input, in lieu of using the CMBX indices, was used to determine the credit spreads of transactions with CMBS.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Change in Fair Value of Insured Credit Derivatives, page 55

> 19. On page 55, you disclose that you estimate that credit impairments on insured derivatives as of June 30, 2008 were $1 billion. Please tell us and disclose what the term credit impairment means.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments on EDGAR under the form type label CORRESP. Detailed letters greatly facilitate our review.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant